FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

               REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
                 15d-16 under the securities exchange act of 1934


For the month of October 2000


                        SUN INTERNATIONAL HOTELS LIMITED
                (Translation of registrant's name into English)

                   Coral Towers, Paradise Island, The Bahamas
                   (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X               Form 40-F
         -----------                     ------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X
     -----------              ----------

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A




                                   Page 1 of 9
                           Exhibit Index is on Page 3

                                   SIGNATURES








         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    October 31, 2000





                        SUN INTERNATIONAL HOTELS LIMITED





                        By:  /s/Charles D. Adamo
                        -----------------------------------------------------
                        Name: Charles D. Adamo
                        Title: Executive Vice President
                        Corporate Development & General Counsel

9

                                  EXHIBIT LIST




Exhibit           Description                                Sequential Page No.
-------           -----------                                -------------------

1.                Press Release dated October 31, 2000               4

Sun International





FROM:    Sun International
         The Bahamas
         Contact: John Allison
         Tel: 1.242.363.6016


FOR IMMEDIATE RELEASE


             SUN INTERNATIONAL ANNOUNCES THIRD QUARTER EARNINGS AND

DEFINITIVE AGREEMENT TO SELL RESORTS CASINO HOTEL

PARADISE ISLAND, The Bahamas, October 31, 2000 - Sun International Hotels Limited (NYSE: SIH) reported net income for the third quarter, excluding the effects of pre-opening costs and sales of real estate at its Paradise Island operations, of $9.2 million, equal to the same period last year. Earnings per share for the period, excluding pre-opening costs and real estate sales, were $0.31 compared to $0.27 for the same period last year.

Including pre-opening costs and real estate sales, the Company generated net income, for the third quarter of $12.4 million, compared to $4.9 million for the same period last year. Earnings per share for the quarter were $0.42 compared to $0.14, for the same period last year. The pre-opening costs in the third quarter related to the expansion of the Company's deluxe Ocean Club hotel on Paradise Island, while the pre-opening costs in the comparable quarter last year related to the renovation of Resorts Casino Hotel in Atlantic City.

Growth in operating earnings for the quarter was achieved compared to the same period last year, despite a lower comparative contribution from the Mohegan Sun Casino primarily due to the termination of the management agreement between the Mohegan Sun and Trading Cove Associates, a partnership in which the Company holds a 50% interest. Interest income declined during the quarter due to the repayment in December 1999 by the Mohegan Tribe of $94.1 million of Subordinated Notes held by the Company. Growth in operating earnings was attributable to increases from both the Paradise Island and Atlantic City operations.

Paradise Island

The Company's flagship Paradise Island operations generated EBITDA of $23.2 million, a 13.7% increase over the same period last year. Atlantis achieved an average occupancy of 84% for the quarter, and recorded an average room rate of $211, an increase of 8% over the same period last year.

The Ocean Club, the Company's 59-room boutique hotel on Paradise Island, achieved an average occupancy of 78% for the quarter at an average rate of $405, which rate was similar to the same period in the prior year. This was achieved despite the adverse effects of construction of additional rooms and suites at the property, which was completed during October 2000.

The redevelopment of the new Tom Weiskopf golf course and club is nearing completion and it is expected that it will be open for play by the end of the year in time for the PGA "Father and Son" golf tournament. During the quarter an additional 8 luxury homesites around the golf course were sold for net proceeds of $7.7 million. The Company has also recently opened the expanded Ocean Club. The extension to the hotel included the addition of 50 luxurious rooms including 10 deluxe suites, as well as a new beachfront restaurant, Dune, operated by well-known restauranteur Jean-Georges.

Atlantic City

Resorts Atlantic City generated EBITDA of $11.5 million for the quarter, compared to $9.3 million for the same period last year. Gaming revenues for the quarter of $69.1 million were approximately 8% ahead of the same quarter of last year.

Table games performed well during the quarter with table drop increasing by 26% over 1998, although drop was 9% below the previous year which had experienced extremely strong volumes as a result of the opening events surrounding the re-launch of the property in July 1999. Slots revenues have begun to show a reversal from the significant negative trends experienced in the prior three quarters. Management has made several changes in this area including offering customers a more competitive slot product as well as improvements to the property's slots club. Slots win decreased by only 0.4% from 1998 levels compared to the 18% and 5% declines experienced during the first and second quarters, respectively.

During the quarter, the Atlantic City gaming market showed growth in total gaming revenues of 4% over the previous year. Slot win for the quarter increased by 5% over the same period last year.

Connecticut

The Mohegan Sun Casino generated gross operating revenues of $219.8 million, an 8% increase over the same period last year. The Company's share of Mohegan Sun income was $5.0 million for the quarter compared to $7.3 million in the prior year.

Through December 31, 1999, the Mohegan Sun Casino was managed by Trading Cove Associates. In exchange for relinquishing its rights under its then existing agreements, effective January 1, 2000, Trading Cove Associates began to receive payments of 5% of gross revenues of the Mohegan Sun. These relinquishment payments are currently contributing less income than was previously earned under the prior management contracts. However, the relinquishment payments continue for a period of 15 years, whereas the management contract was to expire in 2003.

The property is currently undergoing a significant expansion which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a 100,000-square foot convention center, a 10,000-seat events center and additional retail and restaurant facilities. This expansion is proceeding well. It is anticipated that the new casino will open in the fall of 2001 with the hotel opening in the spring of 2002. The relinquishment payments will be based on gross revenues of the expanded Mohegan Sun Complex.

On December 30, 1999 the Mohegan Tribe repaid $94.1 million of outstanding Subordinated Notes held by the Company. These notes had been funded at the time of the construction of the facility and were repaid in connection with the termination of the management contracts. During the third quarter of 1999, the Company earned interest income of $2.5 million on such notes.

Other Matters

The Company has entered into a definitive agreement to sell its Resorts Casino Hotel to an affiliate of Colony Capital LLC for a purchase price of $140 million, such purchase price to accrue interest at an annual rate of 6% until closing. In addition, Colony has a two-year option to acquire the undeveloped real estate adjacent to the Resorts Casino Hotel for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. The sale is subject to certain customary conditions, including approval by the New Jersey Casino Control Commission, and is also subject to Colony receiving certain financing in order to consummate the transaction. The parties expect to close the transaction early next year.

Inquiries should be directed to John Allison, Executive Vice President - Chief Financial Officer, of Sun International Hotels Limited at 1.242.363.6016

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached)


                                    Sun International Hotels Limited
                             Condensed Consolidated Statements of Operations
                             (In Thousands of Dollars Except Per Share Data)
                                               (Unaudited)


                                                        For the Three Months         For the Nine Months
                                                         Ended September 30,         Ended September 30,
                                                     -------------------------     -------------------------
                                                        2000            1999          2000            1999
                                                     ---------       ---------     ---------       ---------
Revenues:
   Casino and resort revenues                        $ 186,736       $ 169,515     $ 585,999       $ 539,511
   Less: promotional allowances                        (11,721)        (12,762)      (40,466)        (37,977)
                                                     ---------       ---------     ---------       ---------
                                                       175,015         156,753       545,533         501,534
   Tour operations                                       8,058           7,611        23,984          21,584
   Management and other fees                             8,031          10,414        24,701          33,780
   Real estate related                                   9,413               -       105,504               -
   Insurance recovery                                        -           2,200             -           2,200
   Other                                                   773             729         2,231           2,141
                                                     ---------       ---------     ---------       ---------
                                                       201,290         177,707       701,953         561,239
                                                     ---------       ---------     ---------       ---------
Expenses:
   Casino and resort expenses                          114,581         107,685       342,995         321,347
   Tour operations                                       6,997           7,384        21,444          21,441
   Selling, general and administrative                  27,004          22,349        78,059          63,431
   Real estate related                                   4,845               -        30,739               -
   Corporate expenses                                    6,444           4,814        18,636          15,575
   Depreciation and amortization                        15,056          15,006        44,334          42,933
   Write-off of Desert Inn costs                             -               -        11,202               -
   Transactions costs                                        -               -         7,014               -
   Pre-opening expenses                                  1,397           4,335         2,087           5,398
                                                     ---------       ---------     ---------       ---------
                                                       176,324         161,573       556,510         470,125
                                                     ---------       ---------     ---------       ---------
Operating income                                        24,966          16,134       145,443          91,114

Other income and expenses:
   Interest income                                         826           3,068         2,798           9,494
   Interest expense, net of capitalization             (10,361)        (12,325)      (33,681)        (37,186)
   Equity in earnings (loss) of associated companies       753             365         1,767           1,700
   Other, net                                             (707)            159          (707)            865
                                                     ---------       ---------     ---------       ---------
Income before income taxes                              15,477           7,401       115,620          65,987
Provision for income taxes                              (3,103)         (2,528)       (5,436)         (7,477)
                                                     ---------       ---------     ---------       ---------
Net income                                            $ 12,374         $ 4,873     $ 110,184        $ 58,510
                                                     =========       =========     =========       =========
Diluted earnings per share                              $ 0.42          $ 0.14        $ 3.45          $ 1.71

Weighted average number of shares outstanding (1)       29,664          34,148        31,957          34,269

(1)   Includes the effect of outstanding stock options.

                           Sun International Hotels Limited
                                Summary Segment Data
                                   (In Millions)
                                    (Unaudited)


                               For the Three Months         For the Nine Months
                                Ended September 30,          Ended September 30,
                              ---------------------        ---------------------
                                2000         1999            2000         1999
                              --------      -------        -------      --------
Paradise Island Operations
     Gross revenues (1)       $ 104.3       $ 91.2         $ 366.9      $ 333.8
       Casino                    26.8         24.1           101.4        101.8
       Hotel (2)                 77.5         67.1           265.5        232.0

     EBITDA (3)                $ 23.2       $ 20.4         $ 107.4      $ 104.3

     Atlantis
       Occupancy rate              84%          79%             87%          84%
       Average room rate        $ 211        $ 196           $ 246        $ 213

Resorts Casino Hotel
     Gross revenues            $ 82.4       $ 78.4          $ 219.1     $ 205.8
       Casino                    69.1         63.8            182.6       168.7
       Hotel                     13.3         14.6             36.5        37.1

     EBITDA (4)                $ 11.5        $ 9.3           $ 20.7      $ 15.4

(1) The third quarter and first three quarters of 2000 exclude revenues of $9.4 million and $105.5 million, respectively, from Ocean Club Estates lot sales.
(2)  Excludes results of the Company's wholly owned tour operator.
(3) The third quarter and first three quarters of 2000 exclude a gain of $4.6 million and $74.8 million, respectively, from Ocean Club Estates lot sales; and exclude pre-opening expense of $1.4 million and $2.1 million, respectively, of pre-opening expense.
(4) The first three quarters of 1999 excludes pre-opening expense of $5.4 million.